Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

	Years Ended December 31,			Three Months
	Predecessor 2011	Predecessor 2012	2013	Ended March 31, 2014
Net loss	$(3,325)	$(2,855)	$(2,636)	$(3,558)
Adjustment for equity investees	—	—	—	17
Net loss before adjustment for equity investees	$(3,325)	$(2,855)	$(2,636)	$(3,575)

Plus fixed charges:
Interest expense	$4,365	$4,273	$3,800	$1,140
Amortization and write-off of debt issuance costs	255	268	510	148
Estimated interest portion of rental expense	6	6	6	22
Fixed Charges	4,626	4,547	4,316	1,310
Less:
Noncontrolling interest in pre-tax earnings of subsidiaries without fixed charges	—	—	(12)	(8)
Earnings	$1,301	$1,692	$1,668	$(2,273)
Ratio of Earnings to Fixed Charges	—	—	—	—